March 21, 2014

BY EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Robert F. Telewicz Jr.

Re:	American Tower Corporation
Form 10-K for the year ended December 31, 2013
Filed on February 26, 2014
File No. 001-14195

Ladies and Gentlemen:

This letter is submitted on behalf of American Tower Corporation (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated March 19, 2014 to Thomas A. Bartlett, Executive Vice President and Chief Financial Officer of the Company relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013. As used herein, the terms “American Tower,” “we,” “us,” and, with correlative meaning, “our,” refer to American Tower Corporation and its subsidiaries.

For reference purposes, the Staff’s numbered comment has been reproduced below in italics with the Company’s response immediately following the comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

Note 16 – Equity, pages, F-53 – F-54

1)	Please revise future periodic filings to disclose the tax status of distributions per share pursuant to Rule 3-15(c) of Regulation S-X.

Response to Comment No. 1

We acknowledge the Staff’s comment and will include disclosure regarding the tax status of distributions per share in future annual filings, commencing with our Annual Report on Form 10-K for the year ended December 31, 2014.

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In response to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (617) 375-7500.

Very Truly Yours,

/s/ Edmund DiSanto
Edmund DiSanto
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

cc:	Thomas A. Bartlett

American Tower Corporation

Sandra L. Flow, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Gail McNaughton

Deloitte & Touche LLP